Nexa Resources S.A.

37A, Avenue J-F Kennedy

L-1855 Luxembourg, Grand Duchy of Luxembourg

R.C.S. Luxembourg B 185.489

Voting Results of the Annual General Meeting of Shareholders
held at 37A Avenue J-F Kennedy, L-1855 Luxembourg, Grand Duchy of Luxembourg on June 13, 2024

Resolution	FOR			AGAINST			ABSTENTION			Total number of votes cast (excluding ABSTENTIONS)	Majority (%)
	(a) as per tabulation report (FOR)	(b) other than (a)	Total number FOR	(a) as per tabulation report (AGAINST)	(b) other than (a)	Total number AGAINST	(a) as per tabulation report (ABSTENTION)	(b) other than (a)	Total number ABSTENTION
		(FOR)			(AGAINST)			(ABSTENTION)
1. Annual Accounts 2023	17,181,890	85,655,128	102,837,018	636	0	636	2,353	0	2,353	102,837,654	99.999
2. Consolidated financial statements 2023	17,181,880	85,655,128	102,837,008	646	0	646	2,353	0	2,353	102,837,654	99.999
3. Confirm the share premium reimbursement and carry forward the loss for 2023	17,177,865	85,655,128	102,832,993	3,398	0	3,398	3,616	0	3,616	102,836,391	99.997
4. Discharge Board members	13,718,466	85,655,128	99,373,594	3,460,022	0	3,460,022	6,391	0	6,391	102,833,616	96.635
5. Re-elect current members/elect one new member of the Board:	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A
a) Mr. Jaime Ardila	5,474,111	85,655,128	91,129,239	1,143,091	0	1,143,091	10,567,677	0	10,567,677	92,272,330	98.761
b) Mr. Gianfranco Castagnola	6,515,560	85,655,128	92,170,688	101,662	0	101,662	10,567,657	0	10,567,657	92,272,350	99.890
c) Ms. Daniella Elena Dimitrov	17,179,241	85,655,128	102,834,369	2,579	0	2,579	3,059	0	3,059	102,836,948	99.997
d) Mr. Paulo Macedo	6,517,709	85,655,128	92,172,837	99,513	0	99,513	10,567,657	0	10,567,657	92,272,350	99.892
e) Mr. Luis Ermirio de Moraes	5,472,076	85,655,128	91,127,204	1,145,135	0	1,145,135	10,567,668	0	10,567,668	92,272,339	98.759
f) Mr. Hilmar Rode	17,179,408	85,655,128	102,834,536	2,422	0	2,422	3,049	0	3,049	102,836,958	99.998
g) Mr. Edward Ruiz	17,179,409	85,655,128	102,834,537	2,421	0	2,421	3,049	0	3,049	102,836,958	99.998
h) Ms. Jane Sadowsky	16,940,833	85,655,128	102,595,961	240,987	0	240,987	3,059	0	3,059	102,836,948	99.766
i) Mr. Joao de Souza Schmidt	6,514,954	85,655,128	92,170,082	102,268	0	102,268	10,567,657	0	10,567,657	92,272,350	99.889
6. Remuneration of Board members	17,167,232	85,655,128	102,822,360	12,755	0	12,755	4,892	0	4,892	102,835,115	99.988
7. Appointment of the statutory auditor	8,395,128	85,655,128	94,050,256	8,788,304	0	8,788,304	1,447	0	1,447	102,838,560	91.454

Chairman Alexandre Druta				Secretary Karl Pardaens				Scrutineer Cristina Beniog